CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07025408

SEC MAIL PROCESSING SECTION RECEIVED JUL 1 8 2007 WASH. D.C. 186

Subject CSM nv, (SEC File No. 82-34886)

Date July 10, 2007

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release July 10, 2007: CSM concentrates U.S. production

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv

PROCESSED
JUL 23 2007
THOMSON
FINANCIAL

dw 7/20

Enclosure(s)

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM CONCENTRATES U.S. PRODUCTION

Diemen, the Netherlands, July 10, 2007 – CSM announces to further concentrate its production in the US. The production of the Lancaster (NY)-based facility of subsidiary H.C. Brill Company will be transferred to other CSM Bakery Supplies North America facilities in a phased schedule in order to ensure uninterrupted supply and service to all customers.

The operation, which is expected to be completed by the 4th quarter of 2008, is part of the 3S efficiency improvement program of CSM and the ongoing optimization of CSM's supply chain.

The H.C. Brill Company production facility employs 120 employees in the manufacturing of icings, fillings, and other bakery ingredients.

For more information, please contact:
Press: Corporate Communications, tel. +31 (0)20 5906216
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM nv is a global producer and distributor of bakery products and food ingredients. CSM's main product groups are bakery ingredients and products, lactic acid, and lactic acid derivatives. With these activities CSM generates annual sales of EUR 2.4 billion; it has a workforce of around 8,200. CSM operates in Europe, North America, Brazil, and Asia. For more information: www.csm.nl

CSM Bakery Supplies North America
In North America, CSM is the leading manufacturer and provider of bakery ingredients and products, including functional ingredients, mixes, fillings, glazes and icings, decorations and frozen batters, frozen cakes and dough, frozen cookies and pastries. CSM Bakery Supplies North America is headquartered in Schaumburg, Illinois.

END